                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           For the month of March 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   Tele Centro Oeste Cellular Holding Company
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-Quadra 2, Bloco C, Edificio Anexo-Telebrasilia Celular
           ----------------------------------------------------------
                            -7 andar, Brasilia, D.F.
                            ------------------------
                          Federative Republic of Brazil
                          -----------------------------
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X  Form 40-F
                                     ---          ---

                (Indicate by check mark whether the registrant by
                furnishing the information contained in this form
                is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No X
                                     ---    ---

                                                     TCOC3: R$ 8,00/1.000 shares
                                                     TCOC4: R$ 4,58/1.000 shares
                                        TRO: US$ 5,77/ADR (1 ADR = 3,000 shares)

INVESTOR RELATIONS:                                              WEB SITE
Arthur Fonseca  -  arthur.fonseca@tco.net.br               Http://www.tco.net.br
                   ---------------------------             ---------------------

                              STATEMENT OF RESULTS
                       FOURTH QUARTER AND ACCUMULATED 2001

2001 Highlights   Brasilia, March 26, 2002 - Tele Centro Oeste Celular
                  Participacoes S.A. - TCO/NBT (NYSE: TRO; IBOVESPA:
                  TCOC3/TCOC4) herein discloses its results relative to the
                  fourth quarter of 2001 and accumulated 2001 results. The
                  company obtained a net consolidated profit of R$ 208.1 million in 2001, which represents a 61% increase against the previous year. The company's R$ 460.3 million EBITDA - Earnings Before
                  Interest, Taxes, Depreciation and Amortization were 45% higher than last year's. The 41.8% increase in the Company's client base along the period provided for Gross Operating Revenues of
                  R$ 1.6 billion and Net Operating Revenues of R$ 1.2 billion, corresponding to a 38.2% growth compared to last year results.

NBT:              Band B carrier TCO-NBT operating in Area 8 closed the year
a real hit in     2001 with 416.7 thousand service accesses, of which 27% were
2001              post-paid clients. NBT covers 83 locations, corresponding to approximately 56% of the population in Area 8, and a market share of 31.5%. At the end of 2001 and having operated for only 27 months, NBT generated a R$ 2.9 million in net
                  accumulated profits. It was the first Band B company to
                  generate profit and a positive R$ 44 million EBITDA. NBT has been operating with a positive EBITDA since March, 2000. The
                  62.4% increase in the Company's client-base along the period provided for Gross Operating Revenues of R$ 272.3 million and
                  Net Operating Revenues of R$ 215 million, representing a 96.9%
                  growth compared to last year's results.

                                OPERATING RESULTS

The region        TCO operates in 11 Brazilian states and in the Brazilian
covered           Federal District, namely Acre, Amazonas, Amapa, Goias,
                  Maranhao, Mato Grosso, Mato Grosso do Sul, Para, Rondonia,
                  Roraima and Tocantins. This is the largest continuous area in
                  Brazil covered by a single cellular telephoning company (5.5 million km2) and holds a total population of 30.7 million.
                  According to recent statistics disclosed by the Brazilian
                  Institute of Geography & Statistics [Instituto Brasileiro
                  de Geografia e Estatistica - IBGE], the states comprised in the mid-west region of the country are among those performing the best Gross Domestic Product in 1999. In the last 10 years, only the mid-west and north regions of the Brazilian territory have managed to raise their participation in the national GDP.
                  Among all the Brazilian states, Mato Grosso was the one which presented the highest growth rate, raising its Gross State
                  Product by 87% between 1990 and 1999. The per capita GSP in the north region showed a 55% increase along the 1990's and the mid-west region increased 39%. The Brazilian per capita
                  GDP rose by 27% between 1990 and 1999.

Competitive       During 2001, not only did TCO strengthen its strategy to
Advantage         invest in coverage and in the quality ofits services but it
Estrategia        also intensified its marketing efforts to launch new services
Competitiva       which meet the needs posed by its clients. At the end of 2001,
                  TCO had 2,428,206 clients, of which 2,011,446 in Area 7 and
                  416,760 in Area 8. The year 2001 was particularly marked by client-loyalty strategies and actions to encourage the
                  purchase of alternative post-paid service plans.

Main services     The month of January 2001 was marked by the campaign to launch launched in 2001  the E-WAP, a service which allows clients owning handsets with the compatible technology to use Internet services from their cellular phones.
                  The first half of March saw the launch of Solte a Voz (Speak
                  up), a client relationship and loyalty program intended to intensify traffic while improving the relationship with
                  post-paid clients [Programa de Fidelizacao e Relacionamento
                  Solte a Voz]. For each Brazilian Real paid in their bills, clients are now credited one point. When 800 points are
                  accumulated they are entitled to exchange those points for gifts such as free minutes and airline tickets.
                  In August 2001 we started to charge for the E-xpresso: the service in which clients can send and receive text messages from one cellular handset to another. In September the O2 was launched, an Internet access provider which besides offering the lowest cost for this service, guarantees quick access at any time, as well as the possibility to include the price of the subscription in the client's regular telephone bill.
                  In October 2001 we launched the E-ai? E-WAP! campaign,
                  developed to appeal to young users during the launch of Nokia
                  3320 and Gradiente Freedom handset models. The campaign used a communication strategy focused on the advertisement of the services provided by the new equipment - mainly the WAP
                  services. The promotion consisted of crediting a monthly bonus of 100 minutes of WAP connection during 12 months - totaling
                  1,200 minutes - allowing clients to try out the benefits
                  offered by the service and to acquire the habit of using it.

Continuous        During the year 2001, TCO consolidated the addition of 716,022 expansion of the  new clients. In the fourth quarter of 2001 alone the net
Client Base       number of TCO's additions totaled 232,834 clients, of which
                  14% were post-paid clients and resulted mainly from the
                  Christmas-time campaigns and from the introduction of new
                  services. During the year 2001, TCO's consolidated client base increased by 42% compared to the year 2000.

                  -----------------------------------------------------------------------------
                  Clients         4Q01          3Q01        2Q01         1Q01        4Q00
                  -----------------------------------------------------------------------------
                  Consolidated    2,428,206     2,195,372   2,070,030    1,897,557   1,712,184
                       Post-paid    695,082       662,840     665,678      621,746     579,511
                       Pre-paid   1,716,398     1,515,804   1,387,631    1,259,101   1,115,962
                       Rural         16,726        16,728      16,721       16,710      16,711

                  Area 7          2,011,446     1,827,087   1,728,202    1,598,530   1,455,502
                       Post-paid    582,877       554,929     551,304      519,734     493,934
                       Pre-paid   1,411,843     1,255,430   1,160,177    1,062,086     944,857
                       Rural         16,726        16,728      16,721       16,710      16,711

                  Area 8            416,760       368,285     341,828      299,027     256,682
                       Post-paid    112,205       107,911     114,374      102,012      85,577
                       Pre-paid     304,555       260,374     227,454      197,015     171,105
                  -----------------------------------------------------------------------------

Market Share      Again TCO has delivered proof of its solid knowledge of the region in which it operates by fully adapting the solutions in mobile communications to the characteristics of each market.
                  During the year 2001, TCO maintained its leadership in Area 7 and reached a market share of 77.2% at yearend, the highest rate among Brazilian companies, whereas NBT reached the mark of 31.5%. The Company's annual consolidated churn rate was
                  13.7% in 2001. At December 2001 TCO operated in 283
                  municipalities in Area 7 - which comprises the states of
                  Goias, Mato Grosso, Mato Grosso do Sul, Rondonia, Acre,
                  Tocantins and the Brazilian Federal District - as well as 83 municipalities in Area 8 - which comprises the states of
                  Amapa, Amazonas, Maranhao, Para and Roraima, attended by NBT.
                  In 2001, TCO reached a penetration rate of 13.4% in Area 7 and
                  Telebrasilia Celular had the highest penetration rate in the region, approximately 21.4%.

                  ----------------------------------------------------------------------------
                  AREA 7 - Operating Data                    4Q01        4Q00        Variation
                  ----------------------------------------------------------------------------
                  Market Share (%)                            77.2        78.4       -1.5%
                  Estimated population (in millions of R$)    14.9        14.3        4.2%
                  Estimated penetration - TCO (%)             13.4        10.1       32.7%
                  Access digitization (%)                     95.7        90.3        6.0%
                  Municipalities covered                       283         253       11.9%
                  Workforce                                  2.368       1.834       29.1%
                      Permanent                              1.202       1.082       11.1%
                      Interns and contracted third parties   1.166         752       55.1%
                  ----------------------------------------------------------------------------

                  ---------------------------------------------------------------------------
                  AREA 8 - Operating Data                    4Q01        4Q00      Variation
                  ---------------------------------------------------------------------------
                  Market Share (%)                           31.5        25.3       24.5%
                  Estimated population (in millions of R$)   15.8        14.9        6.0%
                  Estimated penetration - NBT (%)             2.6         1.7        52.9
                  Access digitization  (%)                    100         100          0%
                  Municipalities covered                       83          56       48.2%
                  Workforce                                   499         563      -11.4%
                      Permanent                               259         245        5.7%
                      Interns and contracted third parties    240         318      -24.5%
                  ---------------------------------------------------------------------------

Trade             At December 2001 TCO had 39 proprietary stores in Area 7, as well as 1,346 accredited handset retailers and 14 thousand direct and indirect retailers of cards. In Area 8, the trade structure maintained by TCO and operated by NBT has 16
                  proprietary stores, as well as 305 accredited handset
                  retailers and 5 thousand direct and indirect retailers of
                  cards

Human Resources   The carriers operating in Area 7 expanded their workforce by
                  29% between December 2000 (1,834) and December 2001 (2,368), while the number of clients rose by 42% in the same period.
                  This resulted mainly from the implementation of the Call
                  Center, which is centralized in Goiania, the Capital of the state of Goias, and provided for the generation of 836 direct work posts. Of the total workforce, 89 are permanent employees
                  (51%) and 747 are interns or contracted third-parties (49%).
                  Exclusively among the Area 7 carriers, the permanent employees indicator considered against each 1,000 service access was
                  0.74 in 2000 and decreased to 0.60 in 2001. Area 8 operator
                  NBT had a workforce of 563 at December 2000 and reduced it to
                  499 at December, 2001. Of this total, 52% are permanent
                  employees and the remaining ones are interns and contracted third-parties. The permanent employees indicator considered against each 1,000 service access was 0.95 in 2000 and fell to
                  0.62 in 2001.

Call Center       The Call Center was conceived to provide clients with
                  information in the areas covered by TCO, which stands for a concentration of its operations aimed at rationalizing
                  expenses, standardizing the information provided and
                  maximizing the quality of the client services delivered by telephone. It also allows the call center to function as a business unit, providing third-parties with services as well.
                  The Call Center also offers services to our partners, our
                  distributors and the providers of business services using
                  back-office and telemarketing services. Recently the Call
                  Center was given the ISO 9001:2000 certification and became the only call center in Brasil to hold this certification, which shows TCO's concern with the quality of services
                  rendered.

Network           In 2001 TCO also activated its Network Management Center
Management        [Centro de Gerencia de Rede], with the main objective of
Center            supervising full time the entire network of telecommunications used by TCO main objective of supervising full time the entire network of telecommunications used by TCO and by NBT,
                  including the equipment installed in all the states in which they operate. The Network Management Center, which is
                  installed in Brasilia, has made it possible to easily identify failures in real time and therefore to remotely carry out the required intervention on the hardware. In addition to this increased agility in the process of identifying and removing network failures and degradation of the network, the system also collects daily performance indicators that allow the
                  preparation of network configuration actions to adjust the flow of data and sound traffic, while continuously improving the quality of cellular services.

Social concerns   TCO has a significant role in social, cultural, sports and community-related activities in Brazil. Since 1999, the
                  Company has acted as a strategic collaborator to educational projects carried out by the Ayrton Senna Institute [Instituto
                  Ayrton Senna], benefiting over 100 thousand children and
                  teenagers and 2,640 educators in 256 different cities
                  throughout Brazil. This collaboration has granted the Company the Top Social ADVB Prize in 2001, awarded by the Brazilian
                  Sales and Marketing Managers Association [Associacao dos
                  Dirigentes de Vendas e Marketing do Brasil], and the
                  Outstanding Marketing Performance Prize in 2001 [Premio
                  Destaque no Marketing], awarded by the Brazilian Marketing
                  & Business Association [Associacao Brasileira de Marketing
                  & Negocios].

                  Another major project maintained by TCO offers support to
                  cancer-research institutions. With the same objective, TCO has partnered with Mc. Donald's to co-sponsor the Mc. Happy-Day
                  Campaign [Mc. Dia Feliz]. Concerned with the need to preserve the local identity of the regions where it operates, TCO has also been supporting projects that contribute to local
                  cultural activities and tourism. The funding provided by TCO has made it possible to organize presentations given by
                  different groups of Brazilian artists, which have provided the public with opportunities to be in closer contact with their own values and cultural reality. Since the A Touch of Sympathy
                  Program [Toque de Solidariedade] was implemented in the year
                  2000, TCO has encouraged its collaborators to volunteer for activities that are supportive of unprivileged communities and social-assistance organizations, mainly those working with children and youngsters. Besides benefiting poor communities, this initiative has succeeded in improving volunteers'
                  awareness of social problems.

                                ECONOMIC AND FINANCIAL RESULTS

           ----------------------------------------------------------------------------------
                 Economic and Financial Results               2001          2000   Variation
                       (In millions of R$)
           ----------------------------------------------------------------------------------
           Gross Operating Revenues (1)                       1,573         1,130   39%
           Gross Telecommunications Services Revenues (1)     1,338           941   42%
           Gross Merchandise Sales Revenues (1)                 235           188   25%
           Net Operating Revenues                             1,248           903   38%
           Cost of services (2) (3)                             229           189   17%
           Cost of merchandise (3)                              273           188   46%
           Commercial and administrative expenses (3)           281           223   47%
           Depreciation and amortization                        138           112   24%
           EBITDA (4)                                           460           318   45%
           Net profit                                           208           129   61%
           Investment in Property, Plant & equipment        191           234  -19%
           Total assets                                       2,052         1,915    7%
           Permanent assets                                     934           885    6%
           Net equity                                         1,010           896   13%
           Capital stock                                        505           303   67%
           ----------------------------------------------------------------------------------
           Indicators                                         2001          2000   Variation
           ----------------------------------------------------------------------------------
           EBITDA / Net Operating Revenues                    36.88%        35.17%   2%
           Overall liquidity (5)                              1.14          1.09     5%
           Solvability (6)                                    1.03          0.94    10%
           Financial autonomy (7)                             0.49          0.47     4%
           Financial indebtedness (8)                         0.51          0.57   -11%
           Net Equity profitability (9)                       20.60%        14.43%   6%
           Asset profitability (10)                           15.80%        10.80%   5%
           ----------------------------------------------------------------------------------
(1)   Revenues with taxes (ICMS, Cofins and PIS)
(2)   Not including the Cost of Merchandise
(3)   Not including depreciation
(4)   Operating Result + Amortization + Financial Result
(5)   Current Assets + Long Term Assets / Current Liabilities + Long-Term
      Liabilities
(6)   Net Equity / Current Liabilities + Long-Term Liabilities
(7)   Net Equity / Total Liabilities
(8)   Short-Term and Long-Term Loans / Net Equity
(9)   Net Profit / Net Equity
(10)  Operating Profit + Interest on Owned Capital / Total Assets

Net Profit        TCO's Net Profit rose by 61% against the previous year, while its client base rose by 42%.

Operating         TCO's Net Operating Revenues increased by 38.2% between 2000
Revenues          and 2001. The consolidated ARPU was R$43 in 2001 - R$42 in
                  Area 8 and R$43 in Area 7. The sales of cellular handsets
                  generated R$ 235 million in gross revenues in 2001, of which
                  R$ 78 million (33.19%) in the fourth quarter.

Operating         The cost of merchandise reached R$ 273.3 million in 2001, of
Expenses          which R$ 89.8 million (32,86%) in the last quarter. The cost of acquisition per client (SAC) was R$ 151 in 2001, R$ 149 in the fourth quarter.

EBITDA            The EBITDA obtained in 2001 was R$ 460.3 million and R$ 114.9 million in the fourth quarter, which demonstrates the
                  Company's capability to generate cash from its operating
                  assets. The EBITDA generated last year was 36.8% and the
                  fourth-quarter EBITDA was 33.5%.

Depreciation      Expenses accumulated with the depreciation and amortization totaled R$ 137.9 million, of which R$ 38.8 million were in the last quarter of 2001. Depreciation is calculated using the linear method and considers the assets' useful life.

Provision for     TCO registered a continuous decrease in the Provision for
Doubtful Debtors  Doubtful Debtors / Write-Offs throughout the year 2001, which resulted from the various actions taken by the Company to
                  optimize its billing process. From 5.52% of the Net Revenues in the fourth quarter of 2000, the index fell to 2.6% in the last quarter of 2001. Annually speaking, the index dropped from 5% in 2000 to 3.9% in 2001. The amount represented by the
                  Provision for Doubtful Debtors / Write-Offs in 2001 was R$
                  48.3 million, of which R$ 9.0 million in the last quarter. The methodology contemplates provisions for 100% of the credit past due for more than 90 days. In addition, the percentage ratio obtained from the write-offs' historical series is
                  applied to unbilled credits as well as to credits coming due and to credits past due for up to 90 days, on the respective gross revenues of the last 12 months.

Investments       During the year 2001 TCO invested R$ 190.5 million in
                  Property, Plant & Equipment in areas 7 and 8, mainly in
                  projects to expand the network of cellular mobile
                  communication, to renovate telecommunication services, and to develop proprietary transmission routes. The consolidated
                  estimate of investments for 2002 reaches approximately R$ 200 million, including both corporate resources and outside
                  funding to be used in network expansion, in the renovation of services and to develop proprietary transmission routes.

Indebtedness      Total indebtedness was R$ 517.0 million at December 31, 2001 against R$ 509.1 million in the previous year. Of this total,
                  60% is denominated in American Dollars. Eighty-seven percent of the debt in American Dollars in hedged. TCO's indebtedness is partially compensated by available funds, cash and
                  securities, providing for a negative net indebtedness of R$
                  172 million.

Share             The stock value of technology companies fell sharply along the
performance       year 2001. In Brazil, the BOVESPA index registered an 11% drop resulting from the uncertainty experienced by the world's
                  economy after the September 11 attacks and the Argentinean economic crisis, such as a global slow-down of the economy.
                  TCO stock followed this market fluctuation and lost 11% in the value of common shares (TCOC3) and 19% in the value of
                  preferred shares (TCOC4). In the last stock exchange held in
                  2001 TCO's common shares were traded at R$ 7.93 each, and
                  preferred shares at R$ 5.33 each.

                  TCO obtained the 8th best performance in ADR price among all
                  Latin-American companies operating in the telecommunications industry which trade their shares in the New York Stock
                  Exchange. This represented a reduction of only 27.74%. The last price obtained for a TCO's ADR in 2001 was US$ 7.00.

2002              The year 2002 will be marked by the entry of new SMP carriers
Perspectives      in the market. The perspective of an increase in competition has made most of the companies start preparing as early as
                  2001 by launching new plans and services. TCO's plans to
                  diversify contemplate investments in the technical and
                  commercial areas, aiming at widening the scope of services offered by the Company.
                  TCO also invests in the personal and professional development of its collaborators, mainly by promoting training programs which capacitate them to handle new challenges. In addition,
                  TCO has been developing more and more programs intended to improve its collaborators' quality of life and social
                  participation, so as to allow TCO to maintain its
                  distinguishing levels of quality and efficiency in the future, when a much stronger competition is expected to be present.
                  TCO's actions related to social improvements will be
                  maintained in the winning alliances such as the one the
                  Company has with the Ayrton Senna Institute [Instituto Ayrton
                  Senna], in the support given to the education of Brazilian children and young adults and with the Mc.Donalds Institute
                  [Instituto Mc.Donald] through the support given to the Mc.
                  Happy Day Campaign [Campanha Dia Feliz]. Moreover, TCO will continue to assist the social, cultural and sports initiatives in the region where it operates.
                  In short, starting from an optimistic vision of the future and working together with the cooperation of all directly or
                  indirectly involved with the Company, TCO is committed to
                  creating a new range of strategies and opportunities to assure the success of a traditional, reliable and experienced Company which at the same time has been renovated to cope with the challenges of an ever-changing market.

--------------------------------------------------------------------------------
                      ** FINANCIAL STATEMENTS TO FOLLOW **

                                              FINANCIAL STATEMENTS

                                                   TELE CENTRO OESTE CELULAR
                                                   PARTICIPACOES S.A. E EMPRESAS
                                                   CONTROLADAS

                                                 December 31, 2001 and 2000
                                                 with Report of Independent
                                                 Auditors

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                              FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

A free translation from Portuguese into English of Report of Independent
Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices originating in Brazil's Corporation Law.
--------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS

Directors and Shareholders
Tele Centro Oeste Celular Participacoes S.A.

We examined the accompanying balance sheets of Tele Centro Oeste Celular
Participacoes S.A. and consolidated balance sheets of Tele Centro Oeste Celular
Participacoes S.A. and subsidiaries as of December 31, 2001 and 2000, and the related statements of income, shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

      Our audit was conducted in accordance with generally accepted auditing standards in Brazil, which included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and subsidiaries; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tele Centro Oeste Celular
Participacoes S.A., as well as the consolidated financial position of Tele
Centro Oeste Celular Participacoes S.A. and subsidiaries at December 31, 2001 and 2000, and the results of their operations, changes in their shareholders'
equity and changes in their financial position for the years then ended, in accordance with the accounting practices originating in Brazil's Corporation
Law.

                           Brasilia, January 31, 2002

                                ERNST & YOUNG
                          Auditores Independentes S.C.
                             CRC 2SP015199/O-6-S-DF

                               Luiz Carlos Nannini
                        Accountant CRC 1SP171638/O-7-S-DF

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with the accounting practices originating in
Brazil's Corporation Law.
--------------------------------------------------------------------------------
                         TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                        BALANCE SHEETS
                                  December 31, 2001 and 2000
                                 (In thousands of reais - R$)

                                                  Company              Consolidated
                                          --------------------------------------------------
ASSETS                                         2001       2000       2001       2000
                                          --------------------------------------------------
Current assets:
  Cash and banks                                     378        134     45,907     11,267
  Short-term investments                               -      9,641    280,730    438,864
  Marketable securities                                -      8,289    362,310    158,701
  Trade accounts receivable                            -          5    186,762    161,010
  Accounts receivable from related parties         8,057          -          -          -
  Inventories                                          -          -     29,399     52,082
  Deferred and recoverable taxes                  47,476     30,350    120,222    107,380
  Interest on shareholders' equity               141,788     44,370          -          -
  Other assets                                    10,087      7,228     33,124     28,275
                                          --------------------------------------------------
Total current assets                             207,786    100,017  1,058,454    957,579
Noncurrent assets:
  Loans to related parties                             1      1,262          -      2,673
  Deferred and recoverable taxes                       5          -     55,616     66,282
  Other assets                                        10         11      3,922      4,018
                                          --------------------------------------------------
Total noncurrent assets                               16      1,273     59,538     72,973

Permanent assets
  Investments                                  1,078,217  1,088,217      9,992      4,810
  Property, plant and equipment                    2,734      3,180    888,039    841,375
  Deferred charges                                     -          -     36,113     38,713
                                          --------------------------------------------------
Total permanent assets                         1,080,951  1,091,397    934,144    884,898
                                          --------------------------------------------------
Total assets                                   1,288,753  1,192,687  2,052,136  1,915,450
                                          ==================================================

                            TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                      BALANCE SHEETS--Continued
                                     December 31, 2001 and 2000
                                    (In thousands of reais - R$)

                                                              Company           Consolidated
                                                 --------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
                                                      2001       2000       2001       2000
                                                 --------------------------------------------------
Current liabilities:
  Payroll and related accruals                            1,541      1,788      6,849      6,969
  Suppliers                                               1,692        791    152,524    227,757
  Indirect taxes                                            658      2,005     79,869     61,002
  Participation in results of operation                  82,643     40,844    109,092     51,780
  Loans and financing                                    91,003    191,927    279,507    490,239
  Concession area 8                                           -          -          -     19,423
  Other payables                                         10,541        305     40,612      8,935
                                                 --------------------------------------------------
Total current liabilities                               188,078    237,660    668,453    866,105

Noncurrent liabilities:
  Provision for contingencies                            71,862     58,503     76,476     62,996
  Loans from related parties                              2,907          -          -          -
  Loans and financing                                    15,605          -    237,477     18,910
  Other payables                                              -          -      1,790      1,047
                                                 --------------------------------------------------
Total noncurrent liabilities                             90,374     58,503    315,743     82,953

Minority interests                                            -          -     57,639     69,868

Shareholders' equity and capitalizable funds
  Capital                                               505,000    303,000    505,000    303,000
  Capital reserves                                       87,825    109,928     87,825    109,928
  Income reserves                                        40,567    127,837     40,567    127,837
  Retained earnings                                     383,609    355,633    383,609    355,633
  Treasury stock                                        (6,826)          -    (6,826)          -
                                                 --------------------------------------------------
Total shareholders' equity                            1,010,175    896,398  1,010,175    896,398

Capitalizable funds                                         126        126        126        126
                                                 --------------------------------------------------
Total liabilities and shareholders' equity            1,288,753  1,192,687  2,052,136  1,915,450
                                                 ==================================================

                                       See accompanying notes.

                                          TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                                       EBITDA STATEMENTS
                                               (In thousands of Brazilian Reais)

    --------------------------------------------------------------------------------------------------------------------------
    CONSOLIDATED                                                  1st Q 00     1st Q 01    2nd Q 00     2nd Q 01    3rd Q 00
    --------------------------------------------------------------------------------------------------------------------------

     Gross Operating Revenue                                        243.418      346.539     274.814      384.821     283.840
     Deductions from gross revenue                                 (49.722)     (68.932)    (57.308)     (80.427)    (54.962)
     Net Operating Revenue                                          193.696      277.607     217.506      304.394     228.878
     Cost of services rendered and merchandise sold *              (73.677)    (104.265)    (77.748)    (122.115)    (87.525)
     Gross profit                                                   120.019      173.342     139.758      182.279     141.353
     Operating revenues / expenses
     Services commercialized *                                     (30.924)     (47.677)    (28.839)     (48.626)    (29.410)
     General and administrative expenses *                         (17.546)     (24.772)    (17.562)     (22.151)    (17.282)
     Other net revenues / expenses *                                  (908)          194       (781)      (3.783)       (820)
     Profit before depreciation and financial revenues /             70.641      101.087      92.576      107.719      93.841
     expenses - EBITDA
     Depreciation                                                  (26.617)     (31.148)    (27.734)     (32.718)    (28.845)
     Profit after depreciation before financial revenue and          44.024       69.939      64.842       75.001      64.996
     expenses - EBIT
     Financial revenue / expenses                                   (2.474)     (11.197)     (5.821)     (16.165)       4.176
     Operating Profit                                                41.550       58.742      59.021       58.836      69.172
     Non-operating revenue / expense                                  1.211      (5.304)     (5.454)      (4.378)     (3.374)
     Profit before taxes, minor                                      42.761       53.438      53.567       54.458      65.798
     Income tax and social contribution                            (11.620)     (14.680)    (14.505)     (14.992)    (19.785)
     Employee participation                                           (427)        (527)       (457)        (589)       (553)
     Participation of minority shareholders                         (3.976)      (3.329)     (5.554)      (4.675)     (4.456)
     Profit before reversal of interest on owned capital             26.738       34.902      33.051       34.202      41.004
     Reversal of interest on owned capital                                -            -       3.366       17.254       1.868
     Net Profit in the Period                                        26.738       34.902      36.417       51.456      42.872

     EBITDA margin                                                   36,47%       36,41%      42,56%       35,39%      41,00%
     EBIT margin                                                     22,73%       25,19%      29,81%       24,64%      28,40%
    --------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------
    CONSOLIDATED                                                  3rd Q 01     4th Q 00    4th Q 01     FY 2000     FY 2001
    --------------------------------------------------------------------------------------------------------------------------

     Gross Operating Revenue                                        406.470      327.674     435.584    1.129.746   1.573.414
     Deductions from gross revenue                                 (83.324)     (64.657)    (92.600)    (226.649)   (325.283)
     Net Operating Revenue                                          323.146      263.017     342.984      903.097   1.248.131
     Cost of services rendered and merchandise sold *             (117.499)    (137.843)   (158.392)    (376.793)   (502.271)
     Gross profit                                                   205.647      125.174     184.592      526.304     745.860
     Operating revenues / expenses
     Services commercialized *                                     (47.819)     (38.447)    (46.450)    (127.620)   (190.572)
     General and administrative expenses *                         (19.460)     (42.783)    (24.052)     (95.173)    (90.435)
     Other net revenues / expenses *                                (1.744)       16.626         820       14.117     (4.513)
     Profit before depreciation and financial revenues /            136.624       60.570     114.910      317.628     460.340
     expenses - EBITDA
     Depreciation                                                  (35.301)     (28.416)    (38.751)    (111.612)   (137.918)
     Profit after depreciation before financial revenue and         101.323       32.154      76.159      206.016     322.422
     expenses - EBIT
     Financial revenue / expenses                                   (6.576)     (20.080)     (9.533)     (24.199)    (43.471)
     Operating Profit                                                94.747       12.074      66.626      181.817     278.951
     Non-operating revenue / expense                                (5.484)     (11.049)     (6.484)     (18.666)    (21.650)
     Profit before taxes, minor                                      89.263        1.025      60.142      163.151     257.301
     Income tax and social contribution                            (27.221)        4.264    (17.040)     (41.646)    (73.933)
     Employee participation                                           (621)        (527)       (609)      (1.964)     (2.346)
     Participation of minority shareholders                         (4.659)      (1.347)     (5.552)     (15.333)    (18.215)
     Profit before reversal of interest on owned capital             56.762        3.415      36.941      104.208     162.807
     Reversal of interest on owned capital                              111       19.877      27.932       25.111      45.297
     Net Profit in the Period                                        56.873       23.292      64.873      129.319     208.104

     EBITDA margin                                                   42,28%       23,03%      33,50%       35,17%      36,88%
     EBIT margin                                                     31,36%       12,23%      22,20%       22,81%      25,83%
    --------------------------------------------------------------------------------------------------------------------------

                                      TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                                  STATEMENTS OF INCOME
                                         Years ended December 31, 2001 and 2000
                                              (In thousands of reais - R$)
                                                                                    Company           Consolidated
                                                                          ---------------------- ---------------------
                                                                             2001       2000        2001       2000
                                                                          ---------- ----------- --------- -----------
             Gross operating revenue                                               -          -   1,573,414  1,129,746
             Gross revenue deductions                                              -          -   (325,283)  (226,649)
                                                                          ---------- ----------- ---------- -----------
             Net operating revenue                                                 -          -   1,248,131    903,097
             Costs of services rendered and costs of products sold                 -          -   (620,306)  (484,155)
                                                                          ---------- ----------- ---------- -----------
             Gross profit                                                          -          -     627,825    418,942

             Operating income (expenses):
               Selling expenses                                                    -          -   (193,794)  (127,619)
               General and administrative expenses                          (27,143)   (20,467)   (107,096)   (77,020)
               Financial result, net                                        (69,855)   (43,620)    (43,471)   (24,199)
               Equity pickup                                                 245,369    167,268           -          -
               Other operating income (expenses)                              22,307     14,285     (4,513)    (8,286)
                                                                          ---------- ----------- ---------- -----------
             Operating income                                                170,678    117,466     278,951    181,818

             Nonoperating income                                                 (9)   (13,755)    (21,650)   (18,667)
                                                                          ---------- ----------- ---------- -----------
             Income before income taxes and participation                    170,669    103,711     257,301    163,151

             Income and social contribution taxes                            (1,886)      6,888    (73,933)   (41,647)

             Employees' participation                                          (679)      (525)     (2,346)    (1,964)
             Minority interests                                                    -          -    (18,215)   (15,332)
                                                                          ---------- ----------- ----------- -----------
             Net income before reversal of interest on shareholders'         168,104    110,074     162,807    104,208
             equity

             Reversal of interest on shareholders' equity                     40,000     19,245      45,297     25,111
                                                                          ---------- ----------- ---------- -----------
             Net income                                                      208,104     129,319     208,104     129,319
                                                                         =========== =========== =========== ===========
             Outstanding shares at the balance sheet date (thousands)    366,463,335 364,399,028
             Net income per lot of thousand shares (R$)                         0.57        0.35

                                                See accompanying notes.

                                        TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                             STATEMENTS OF SHAREHOLDERS' EQUITY
                                           Years ended December 31, 2001 and 2000
                                                (In thousands of reais - R$)

                                                                        Capital reserves            Income reserves
                                                                  ---------------------------------------------------------
                                                                     Special
                                                         Capital     premium     Premium      Legal reserve Unearned income
                                                                     reserve     reserve                        reserve
                                                      ---------------------------------------------------------------------
         Balances at December 31, 1999                   303,100     109,870          68          23,696        105,147

         Capital reduction - partial spin-off of TCO       (100)    (93,262)           -               -              -
         Premium merged at subsidiaries                        -      93,252           -               -              -
         Reversal of reserves                                  -           -           -               -      (105,147)
         Net income                                            -           -           -               -              -
         Income appropriation proposal:
            Transfer to reserves                               -           -           -           6,466         97,675
            Interest on shareholders' equity                   -           -           -               -              -
            Dividends                                          -           -           -               -              -

                                                      ---------------------------------------------------------------------
         Balances at December 31, 2000                   303,000     109,860          68          30,162         97,675

         Capitalization of the offset tax credit          16,618    (16,618)           -               -              -
         Capital increase with retained earnings         185,382           -           -               -              -
         Reserve of premium merged at subsidiaries             -     (5,485)           -               -              -
         Treasury stock                                        -           -           -               -              -
         Adjustment of stock dividends at subsidiaries         -           -           -               -              -
         Reversal of reserves                                  -           -           -               -       (97,675)
         Net income                                            -           -           -               -              -
         Income appropriation proposal:
            Transfer to reserves                               -           -           -          10,405              -
            Interest on shareholders' equity                   -           -           -               -              -
            Dividends                                          -           -           -               -              -

                                                      ---------------------------------------------------------------------
         Balances at December 31, 2001                   505,000      87,757          68          40,567              -
                                                      =====================================================================

                                                          Retained
                                                          earnings      Treasury stock     Total
                                                      ------------------------------------------------
         Balances at December 31, 1999                       263,195              -       805,076

         Capital reduction - partial spin-off of TCO               -              -      (93,362)
         Premium merged at subsidiaries                            -              -        93,252
         Reversal of reserves                                105,147              -             -
         Net income                                          129,319              -       129,319
         Income appropriation proposal:
            Transfer to reserves                           (104,141)              -             -
            Interest on shareholders' equity                (19,245)              -      (19,245)
            Dividends                                       (18,642)              -      (18,642)

                                                      ------------------------------------------------
         Balances at December 31, 2000                       355,633              -       896,398

         Capitalization of the offset tax credit                   -              -             -
         Capital increase with retained earnings           (185,382)              -             -
         Reserve of premium merged at subsidiaries                 -              -       (5,485)
         Treasury stock                                            -        (6,826)       (6,826)
         Adjustment of stock dividends at subsidiaries       (1,516)              -       (1,516)
         Reversal of reserves                                 97,675              -             -
         Net income                                          208,104              -       208,104
         Income appropriation proposal:
            Transfer to reserves                            (10,405)              -             -
            Interest on shareholders' equity                (40,000)              -      (40,000)
            Dividends                                       (40,500)              -      (40,500)

                                                      ------------------------------------------------
         Balances at December 31, 2001                       383,609        (6,826)     1,010,175
                                                      ================================================

                                                   See accompanying notes.

                                           TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                           STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                              Years ended December 31, 2001 and 2000
                                                   (In thousands of reais - R$)
                                                                            Company                       Consolidated
                                                                 -------------------------------  ------------------------------
                                                                      2001            2000            2001           2000
                                                                 ---------------- --------------  -------------- ---------------
  SOURCES OF WORKING CAPITAL
                                                From operations
                                                     Net income        208,104        129,319         208,104         129,319
  Minority interests                                                         -              -          18,215          15,332
  Expenses (income) not affecting working capital
    Depreciation and amortization                                        1,134            379         138,585         113,269
    Equity pickup                                                    (245,369)      (167,268)               -               -
    Monetary variation on noncurrent assets and liabilities              9,864          3,828          12,952           8,303
    Book value of permanent asset write-offs                                 5              -          10,262               -
                                                                 ---------------- -------------- -------------------------------
                Funds generated (consumed) by economic activity       (26,262)       (33,742)         388,118         266,223

  From shareholders
    Investment reduction                                                54,317              -               -               -
    Interest on shareholders' equity, dividends and others             200,385              -               -               -
                                                                 ---------------- -------------- -------------------------------
                                                                 ---------------- -------------- -------------------------------
                                                                       254,702              -               -               -
  From third parties
    Decrease in noncurrent assets                                        2,284              -           3,560               -
    Transfer from noncurrent to current assets                               -         85,938          21,947          20,107
    Increase in noncurrent liabilities                                  22,536              -         222,847          15,148
                                                                 ---------------- -------------- -------------------------------
                                                                        24,820         85,938         248,354          35,255
                                                                 ---------------- -------------- -------------------------------
  Total sources of working capital                                     253,260         52,196         636,472         301,478
                                                                 ---------------- -------------- -------------------------------

  APPLICATIONS OF WORKING CAPITAL
  Increase in noncurrent assets                                              -            661               -           2,519
  Additions to investment                                                    -        141,017           5,597           1,094
  Additions to property, plant and equipment                                25            431         190,521         234,010
  Additions to deferred charges                                              -              2           1,722           6,445
  Transfer from noncurrent to current liabilities                        1,557              -          15,082          24,981
  Decrease in noncurrent liabilities                                         -         79,338               -               -
  Interest on shareholders' equity                                      40,000         19,245          45,297          25,111
  Dividends                                                             40,500         18,642          53,671          18,642
  Adjustment of stock dividends at subsidiaries                          1,516              -           1,516               -
  Capital reduction - partial spin-off                                       -            100               -             100
  Capitalization of offset tax credits                                   5,485              -           5,485               -
  Treasury stock                                                         6,826              -           6,826               -
  Minority interests                                                         -              -          12,228          21,745
                                                                 ---------------- -------------- -------------------------------
  Total applications of working capital                                 95,909        259,436         337,945         334,647
                                                                 ---------------- -------------- -------------------------------
  Increase (reduction) in net working capital                          157,351      (207,240)         298,527        (33,169)
                                                                 ================ ============== ===============================

  VARIATION IN NET WORKING CAPITAL
  Current assets:
    At beginning of year                                               100,017        112,539         957,579         416,763
    At year-end                                                        207,786        100,017       1,058,454         957,579
                                                                 ---------------- -------------- -------------------------------
                                                                       107,769         12,522         100,875         540,816
  Current liabilities:
    At beginning of year                                               237,660         42,942         866,105         292,120
    At year-end                                                        188,078        237,660         668,453         866,105
                                                                 ---------------- -------------- -------------------------------
                                                                      (49,582)        194,718       (197,652)         573,985
                                                                 ---------------- -------------- -------------------------------
  Increase (reduction) in net working capital                          157,351      (207,240)         298,527        (33,169)
                                                                 ================ ============== ===============================
                                                     See accompanying notes.

1.    Operations

      Tele Centro Oeste Celular Participacoes S.A. is a publicly traded company directly controlled by BID S.A. (company controlled by Splice Group) who acquired 53.80% of the voting capital and 18.53% of the total capital.

      The Company controls the following companies: Telebrasilia Celular S.A.,
      Telegoias Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron
      Celular S.A. and Teleacre Celular S.A. The subsidiaries are responsible for providing cellular telephone services - Band A throughout the Middle
      West region of the country including the States of Rondonia and Acre, according to the concession terms signed by the Federal Government which should expire on August 5, 2008 but could be extended for another 15 years.

      On May 24, 1999 Norte Brasil Telecom S.A. - NBT was constituted, as a private company, with the objective of exploring cellular telephone services as well as all necessary and useful activities for delivering these services within area 8 - Band B which comprises the States of
      Amazonas, Roraima, Amapa, Para and Maranhao. Norte Brasil Telecom S.A.
      started-up its activities in 1999, serving 11 of the 97 cities comprising the respective operating area. The expenses incurred to December 31, 1999 were considered as pre-operating expenses and amortized as from January
      2000 when the company became operational and the respective expenses started being amortized.

      The business of Tele Centro Oeste Celular Participacoes S.A., including the services provided by its subsidiairies and respective charges are controlled by ANATEL (National Agency of Telecommunications), the entity responsible for regulating telecommunications in Brazil in accordance with
      Law No. 9,472 of July 16, 1997 and respective regulations.

      On November 21, 2000 TCO IP S.A. was constituted, a private company, with the objective of rendering telecommunications and internet access services, developing solutions and others.

2.    Presentation of the financial statements

      The financial statements of the parent company and consolidated financial statements have been prepared in conformity with accounting practices originating in Brazil's Corporation Law and accounting norms and procedures established by the CVM (Brazilian Securities Commission).

3.    Summary of the principal accounting practices

      a. Short-term investments

         Refers to temporary investments of high liquidity falling due within less than three months, stated at cost plus income earned to the balance sheet date.

      b. Marketable securities

         Refers to investments to be maintained up to the respective maturity, which should not exceed 12 months, and are recorded at cost plus interest earned to the balance sheet date.

      c. Credits and obligations

         Credits and obligations are stated at their historical value. The amounts subject to monetary correction, foreign exchange variation and interest are adjusted to the balance sheet date

      d. Allowance for doubtful accounts

         This provision was constituted to cover accounts receivable unlikely to be collected. The methodology comprises the recording of a provision to cover 100% of accounts overdue more than 90 days. Additionally, for the accounts not yet billed, not yet due and overdue more than 90 days, the percentages historically obtained from write-offs are applied on the respective gross revenues computed within the last 12 months.

      e. Inventories

         Stated at the lower of average acquisition cost or market value.
         Inventories mainly comprise cellular equipment to be sold to operators or authorized agencies.

      f. Investments

         Refers to permanent participation in the capital of subsidiaries which are recorded according to the equity pickup method. The accounting practices adopted by subsidiaries are consistent to those adopted by the Company. The investments are stated at cost not exceeding market value.

      g. Property, plant and equipment

         Property, plant and equipment is stated at acquisition and/or construction cost, monetarily corrected to December 31, 1995 less accumulated depreciation.

         The operation right (concession area 8) of cellular services - Band B relating to the subsidiary Norte Brasil Telecom S.A. was stated at the respective acquisition cost and is being amortized in accordance to concession terms.

         Materials related to the plant expansion are stated at average acquisition cost.

         The maintenance and repair expenses representing improvements (increase of installed capacity or useful life) are capitalized while the remaining expenses are charged to operating results following the accrual method.

         Depreciation is calculated by the straight-line method considering the useful life of the assets at rates shown in Note 9.

      h. Deferred charges

         The income and expenses computed during the pre-operating phase of subsidiaries Norte Brasil Telecom S.A. and TCO IP S.A. are charged to deferred charges and amortized by the straight-line method over a period of 10 years.

      i. Income and social contribution taxes

         Income and social contribution taxes are recorded on the accrual basis, calculated in accordance with the current tax legislation. Deferred taxes are recorded over temporary differences, calculated based on the rates applicable at the respective realization or liquidation.

      j. Provision for contingencies

         The provision for contingencies was recorded based on an analysis of the Company's lawyers regarding all existing legal actions.

      k. Income and expenses

         Income and expenses are charged to the year's operating result on the accrual basis. The revenues derived from sales of prepaid recharging cellular telephone cards are deferred and charged to the operating result as the cards are used.

         Billings are computed monthly and the revenues not billed between the billings date and the end of the respective period are estimated and recognized in the month that the service was rendered.

      l. Financial result, net

         The financial result net is represented by interest and monetary correction on short-term investments and loans obtained and granted. In compliance with the current tax legislation, the interest on shareholders' equity was recorded as financial expenses and considered as destination of result for financial statement purposes, according to
         Deliberation No. 207 of December 12, 1996 of the CVM (Brazilian
         Securities Commission).

      m. Pension plan

         Tele Centro Oeste Celular Participacoes S.A. and subsidiaries sponsor a private social security plan, which is managed by SISTEL. According to the CVM Resolution No. 371 of December 13, 2000, the Company conducted studies on future benefits to employees which are presented in Note 23.
         However, the Company opted to record the adjustment to actuarial liabilities directly in the year's operating result as of 2002 for a period of five years, or if lower, for the period of the service or remaining life of the employees.

      n. Employees' income participation

         Tele Centro Oeste Celular Participacoes S.A. and subsidiaries provide for employees' income participation based on Article 5 of Provisional
         Measure No. 980 of April 25, 1995 and subsequent publications.

         The amount provided for is equivalent to a monthly salary subject to approval of the Shareholders Meeting.

      o. Profit per share

         Profit per share was calculated based on the number of outstanding shares at the balance sheet computation date.

4.    Consolidation of the financial statements

      The consolidated financial statements were prepared in accordance with consolidation basic principles established by Brazil's Corporation Law and norms of the CVM (Brazilian Securities Commission).

      We present below the main consolidation procedures:

      a) Elimination of assets and liability account balances between the consolidated companies;
      b) Elimination of capital participation, reserves and retained earnings of the consolidated companies;
      c) Elimination of revenues and expenses derived from business held between the consolidated companies;
      d) Highlighting the amounts of participation by minority interest on the financial statements.

      The consolidated companies comprise the following:

                                               Capital participation total (%)
                                            ------------------------------------

                                                 2001                    2000
                                            ------------------------------------
                                                 88.25                   88.21
       Telebrasilia Celular S.A.
       Telegoias Celular S.A.                    96.81                   92.22
       Telemat Celular S.A.                      97.49                   97.31
       Telems Celular S.A.                       98.39                   98.19
       Teleron Celular S.A.                      97.12                   96.97
       Teleacre Celular S.A.                     98.31                   98.29
       Norte Brasil Telecom S.A. - NBT           31.67                   95.00
       TCO IP S.A.                               99.99                       -

5.    Marketable securities
                                                                    Company       Consolidated
                                                               --------------------------------
                                   Interest         Due date    2001    2000     2001     2000
                       ------------------------------------------------------------------------
Notes from Central     Foreign exchange variation   9/17/2001
Bank of Brazil -       plus annual interest of 6%      and
Especial Issuing -     with Swap of 100% CDI        6/17/2004     -        -         -   39,007
government securities
Debentures - Unibanco  Prefixed annual rate of 15%
Leasing Contracts       with Swap of 100% CDI       5/1/2003      -        -         -   28,165
Bank Deposit           Prefixed annual rate of 15%  3/19/2001
Certificate - Unibanco with Swap of 100% CDI           and        -        -         -   13,786
                                                    4/25/2001
Commercial Paper-      Prefixed annual rate of 24%  7/5/2002
Splice do Brasil S.A.  to 25% with Swap of 100%        and        -    8,289   362,310   77,743
                       CDI plus 1.5% p.a.           9/30/2002
                                                               --------------------------------
                                                                  -    8,289   362,310  158,701
                                                               ================================

6.    Trade accounts receivable

                                                         Consolidated
                                             -----------------------------------
      Amounts invoiced                            64,975           47,901
                                                  47,193           42,948
      Amounts to be invoiced
      Network use rate                            52,849           46,284
      Sales - prepaid                             49,081           40,611
      Allowance for doubtful accounts            (40,781)         (25,826)
      Others                                      13,445            9,092
                                             -----------------------------------
                                                 186,762          161,010
                                             ===================================

      Not yet due                                 24,903           20,031
      Overdue - from 1 to 30 days                 16,291           10,779
      Overdue - from 31 to 60 days                 5,972            3,694
      Overdue - from 61 to 90 days                 4,779            3,443
      Overdue - more than 90 days                 13,030            9,954
                                             -----------------------------------
      Total services invoiced                     64,975           47,901
                                             ===================================

      Statement of the allowance for doubtful accounts movements:

                                                                    Consolidated
                                                          ------------------------------------
                                                                25,826           26,408
      Initial balance
      Complement to the year's allowance                        60,479           54,873
      Losses                                                   (45,524)         (55,455)
                                                          ------------------------------------
      Final balance                                             40,781           25,826
                                                          ====================================
      Losses recovering                                         12,178            9,569
                                                          ------------------------------------

7.    Deferred and recoverable taxes

                                                          Company             Consolidated
                                                 ---------------------------------------------
                                                      2001      2000        2001        2000
                                                 ---------------------------------------------
 Withholding tax                                    10,628         -      26,583           -
 Recoverable income tax                             19,731    16,642      37,937      37,597
 Recoverable social contribution tax                 4,474     5,118      10,570      10,373
 Recoverable income tax - premium                        -         -      48,403      64,539
   Recoverable social contribution tax - premium         -         -      17,427      23,234
   Deferred income and social contribution taxes    12,460     8,533      19,865      18,853
 Recoverable ICMS (State VAT)                            -         -      13,355      17,764
  Other recoverable taxes                              188        57       1,698       1,302
                                                 --------------------------------------------
                                                    47,481    30,350     175,838     173,662
  Current                                          (47,476)  (30,350)   (120,222)   (107,380)
                                                 --------------------------------------------
  Noncurrent                                             5         -      55,616      66,282
                                                 ============================================

The recoverable amounts relating to income and social contribution taxes on premium refer to the tax benefit to be computed through the amortization of the premium merged by the operators of Tele Centro Oeste Celular, with respective realization to be concluded by 2004.

8.    Investments

                                                      Company               Consolidated
                                             ---------------------------------------------
                                                2001          2000         2001       2000
                                             ---------------------------------------------
      Participation stated by the equity
      pickup method                           1,068,410    1,083,592          -          -
      Premium - Norte Brasil Telecom S.A.         5,185        3,339      5,185      3,339
      Premium - Telegoias Celular S.A.            4,616            -      4,616          -
      Other investments                               6        1,286          6      1,286
      Tax Incentives                                  -            -        185        185
                                             ---------------------------------------------
                                              1,078,217    1,088,217      9,992      4,810
                                             =============================================

      The significant information between subsidiaries is summarized as follows:

                                                               2001                                           2000
                 -----------------------------------------------------------------------------------------------------
                                                                                 Increase
                                                  Participation                 of capital,
                                              ---------------------            interest on
                                   (loss)                            Equity   shareholders'
                  Shareholders'    for the     Voting      Total     pickup     equity and
  Subsidiaries        equity        year       capital     capital   result       others     Investments   Investments
----------------------------------------------------------------------------------------------------------------------
Telebrasilia        345,070       100,949         91%         88%    89,108     (120,095)       307,525      338,512
Telegoias           309,764        62,224         91%         97%    58,061       (9,795)       300,446      252,180
Telemat             189,374        44,101         99%         97%    42,990      (36,870)       185,071      178,951
Telems              156,735        38,959         99%         98%    38,330      (29,374)       154,543      145,587
Teleron              44,273        10,540         98%         97%    10,233       (5,213)        43,121       38,101
Teleacre             24,439         5,598        100%         98%     5,506       (3,942)        24,067       22,503
NBT                 165,433         2,854         95%         32%     1,402      (56,772)        52,388      107,758
TCO IP                1,249          (261)        99%         99%      (261)       1,510         1,249            -
                                                                   ---------------------------------------------------
                                                                    245,369     (260,551)     1,068,410    1,083,592
                                                                   ===================================================

      On June 21, 2001 the Company sold 66.66% of its participation in the capital of Norte Brasil Telecom S.A. to subsidiary Telebrasilia Celular
      S.A. at book value.

      The premiums of R$ 5,185 and R$ 4,616 at December 31, 2001 refer, respectively, to the acquisition of 45% of the shares of Norte Brasil
      Telecom S.A. from Inepar S.A. in May 1999 and the acquisition of the shares of Telegoias Celular S.A. from the market in 2001. These premiums are being amortized over 5 and 10 years.

9.    Property, plant and equipment

                                                                                Consolidated
                                                      ------------------------------------------------------
                                                                        2001                        2000
                                                      ------------------------------------------------------
                                            Annual         Cost
                                         Depreciation   monetarily    Accumulated      Net book    Net book
                                           rate (%)     corrected     depreciation       value      value
                                       ---------------------------------------------------------------------

Assets and service installations
   Switching equipment                           10      229,102        (52,334)       176,768     113,024
   Transmission equipment                     14.29      646,183       (318,834)       327,349     332,721
   Infra-structure
Land                                              -        4,817               -         4,817       3,588
   Buildings                                      4       33,661        (10,899)        22,762      21,489
   Supporters and protectors                      5       45,468         (8,682)        36,786      32,828
   Energy equipment                              10       63,679        (35,197)        28,482      31,393
   Others                                        10        3,919         (1,404)         2,515       2,808
   Computer equipment                            20       30,368         (8,401)        21,967       8,914
   Vehicles                                      20        1,716         (1,182)           534         571
   Other assets                             5 to 20       62,164        (17,730)        44,434      41,665
Assets for future use
   Assets and construction in progress            -      152,749               -       152,749     182,932
   Construction material                          -       14,523               -        14,523      10,908
Exploration right (concession)                 6.90       60,550         (6,197)        54,353      58,534
                                                      ------------------------------------------------------
                                                       1,348,899       (460,860)       888,039     841,375
                                                      ======================================================

      The exploration right balance started being amortized in 2001 at a 6.90%
      annual rate in order to adapt the amortization to the concession period.

10.   Deferred charges

                                                               Consolidated
                                               ---------------------------------------------
                                                         2001                 2000
                                               ---------------------------------------------
Preoperating expenses                                   44,692               42,994
Others                                                      69                   64
Accumulated amortization                                (8,648)              (4,345)
                                                ---------------------------------------------
                                                        36,113               38,713
                                                =============================================

11.   Suppliers

                                                      Company          Consolidated
                                                ---------------------------------------------
                                                   2001     2000     2001        2000
                                                ---------------------------------------------
                                                  1,645     746     132,399     219,002
Suppliers
Consignment on behalf of third parties               47      45       9,275       4,414
Accounts payable for interconnection services         -       -      10,850       4,341
                                                ---------------------------------------------
                                                  1,692     791     152,524     227,757
                                                ---------------------------------------------

12.   Indirect taxes
                                                                                                                                       Company                     Consolidated
                                                ---------------------------------------------
                                                   2001     2000     2001        2000
                                                ---------------------------------------------
ICMS tax                                              -       -      35,205      25,939
                                                      -       -      37,770      28,355
Fistel tax
Taxes on revenues (COFINS, PIS and others)          658   2,005       6,894       6,708
                                                ---------------------------------------------
                                                    658   2,005      79,869      61,002
                                                =============================================

13.   Income participation

                                                      Company          Consolidated
                                                ---------------------------------------------
                                                   2001     2000     2001        2000
                                                ---------------------------------------------
Interest on shareholders' equity for the year    40,000  19,245      57,288      25,111
Interest on shareholders' equity for the prior
year                                              7,365   5,313      15,664       9,841
IRRF tax on interest on shareholders' equity     (6,000) (2,881)    (18,828)     (3,778)
Dividends                                        40,500  18,642      52,599      18,642
Employees' income participation                     778     525       2,369       1,964
                                                ---------------------------------------------
                                                 82,643  40,844     109,092      51,780
                                                =============================================

         14.      Loans and financing

                                                                                                 Company            Consolidated
                                                                                           -----------------------------------------
                            Interest and monetary correction                 Due date         2001      2000       2001      2000
------------------------------------------------------------------------------------------------------------------------------------
National currency
BNDES                       T.J.L.P. plus annual interest from 3.5% to    1/15/2002 and
                            4%.                                             1/15/2008              -         -     192,030   84,026
BNDES                       UMBNDES variation plus a loan charge from     1/15/2002 and
                            BNDES and annual interest from 3.5% to 4% .     1/15/2008              -         -      12,648        -
Commercial Paper            Annual discount of 19% applied on the
                            subscription date with Swap of 103.5% of
                            CDI.                                            1/12/2001              -    186,913          -  186,913
Brasil Telecom S.A.         -                                               5/21/2002              -          -      2,917        -
Other loans                 Industrial Products Column 20 - FGV           2002 to 2008             -          -      1,707    1,771

Foreign currency
Finimp                      Exchange variation based on the U.S.
                            dollar, plus Libor and 0.93% p.a. over         10/3/2002 e
                            Libor, and 2.47% p.a.                          10/30/2002          2,374          -     11,125    6,542
Compror                     Exchange variation based on the U.S.
                            dollar plus annual interest of 9.30%            1/7/2002             359          -      4,447        -
Prepayment                  Exchange variation based on the U.S.
                            dollar, Libor plus interest from 1.75% to
                            1.90% p.a. and performance premium ranging    3/14/2002 and
                            from 1.20% to 1.30% p.a.                        8/15/2002         41,537          -     98,174        -
Debt assumption - Finimp    Exchange variation based on the U.S.
                            dollar plus Libor and interest from 0.5%     from 2/25/2002
                            to 2.45% p.a.                                 to 10/21/2002       41,398          -    128,937        -
Loan from supplier          Exchange variation based on the U.S.
                            dollar plus annual interest of 6.05%.          11/29/2004              -          -      3,291        -
Euro Commercial Paper       Annual discount of 9.5 with exchange
                            variation based on the U.S. dollar.             5/18/2001              -      5,014          -  207,943
Export Development          Exchange variation based on the U.S.
Corporation - EDC           dollar plus semiannual Libor and annual
                            interest of 3.90%.                             11/22/2005         20,940          -     61,708   21,954
                                                                                           -----------------------------------------
                                                                                             106,608    191,927    516,984  509,149
Current                                                                                     (91,003)  (191,927)  (279,507) (490,239)
                                                                                           -----------------------------------------
Noncurrent                                                                                    15,605          -    237,477   18,910
                                                                                           =========================================

          The amounts falling due on a long-term basis are as follows:

                             Consolidated
                   ----------------------------------
     Due date            2001             2000
-----------------------------------------------------
       2002                       -            4,563
       2003                  55,320            4,563
       2004                  66,735            4,563
       2005                  66,735            4,561
       2006                  25,402              220
       2007                  21,176              220
       2008                   2,109              220
                   ----------------------------------
                            237,477           18,910
                   ==================================

      On May 17, and July 11, 2001, TCO IP S.A. (a subsidiary) obtained funds in the international market in amounts corresponding to US$ 90 million and
      US$ 20 million, respectively, through an operation known as exports prepayment with purchase of performance. The charges on the operation were
      1.75% and 1.90% p.a. over Libor, plus 1.20% and 1.30% p.a. as purchase of performance rate.

      The Finimp debt assumption refers to working capital financing operations for acquiring cellular equipment, according to contracts held between the respective financial institutions and suppliers.

      Guarantees:

      Banks                        Guarantees
      ---------------------------  ------------------------------------------------------
      BNDES  - TCO Operators       15% of receivables and CDB pledged in the amount of
                                   the next installment due
      BNDES  - NBT                 100% of receivables and CDB pledged in the amount of
                                   the next installment due during the first year and
                                   CDB pledged in the amount equivalent to two
                                   installments due in the remaining period
      EDC                          Guarantee from TCO and other subsidiaries
      Other loans and financing    Guarantee from TCO

      The contracts with BNDES and EDC include several restrictive clauses denominated covenants. At December 31, 2001, the Company does not present problems relating to the compliance with contract conditions.

      At December 31, 2001, the equivalent of 87% of loans and financing in foreign currency are hedged against foreign exchange variation through swap contracts.

15.   Provision for contingencies

      Based on the lawyers' opinion, the Company recorded a provision for contingencies in amounts considered necessary to cover possible losses derived from the outcome of ongoing processes, as follows:

                                      Company                       Consolidated
                             -------------------------------------------------------------
                                  2001            2000           2001            2000
                             -------------------------------------------------------------
      Tax                         9,735           5,375         14,148           8,721
      Labor                           -               -            201             654
      Others (a)                 62,127          53,128         62,127          53,621
                             -------------------------------------------------------------
                                 71,862          58,503         76,476          62,996
                             =============================================================

      (a) Basically corresponding to the original loans from Telecomunicacoes
      Brasileiras S.A. - TELEBRAS, which according to Attachment II of the
      Spin-Off Report of February 28, 1998, approved by the General Shareholders
      Meeting of May 1998, should be charged to the respective holding controlled by Telegoias Celular S.A. and Telebrasilia Celular S.A.

      Local management, based on the understanding that the respective loans were wrongly allocated at the time of the spin-off, suspended the payments flow subsequent to the changes in Company's controls. These loans are being indexed by the IGP-M (Market General Price Index) plus 6% annual interest.

      In June 1999, Tele Centro Oeste Celular Participacoes S.A. (parent company) filed a legal action claiming that the assets related to these obligations - loans and financing - belong to the Company as well as the respective accessories, plus compensations for the installments paid.

      In November 1999, the Company's management decided to transfer to the actual holding - Tele Centro Oeste Celular Participacoes S.A., the liability derived from the loan originally due to Telecomunicacoes
      Brasileiras S/A - TELEBRAS and absorbed during the spin-off process.

16.   Related party transactions

      Company

      The amounts receivable from related parties refer to the transfer of administrative expenses from the Company to its subsidiaries.

      Consolidated

                                                                      2001                                2000
                                         ---------------------------------------------------------------------------
                                                                       SPL           CSM
                                          Splice do     Banco     Construtora e    Cartoes
                                         Brasil S.A.  Credibel    Pavimentadora     S.A.       Total      Total
                                         ---------------------------------------------------------------------------
      Assets
      ------
      Cash and banks                            -           -               -           -         -           713
      Short-term investments                    -       17,353              -           -     17,353        6,527
      Commercial Paper                     362,310           -              -           -    362,310       77,743
      Loan                                       -           -              -           -          -        2,673
      Liabilities
      -----------
      Suppliers                                556           -              22         663     1,241        1,452
      Interest on shareholders' equity       6,671           -               -           -     6,671            -
      Dividends                              7,505           -               -           -     7,505            -
      Transactions
      ------------
      Income from short-term investments    39,788       1,250               -           -    41,038       11,078

      Financial expense                      7,850           -               -           -     7,850            -
      General and administrative             1,968           -               -           -     1,968        3,508
      expenses
      Other materials                            -           -               -          10        10            -
      Acquisition of telephone cards                         -               -         920       920        2,121
      Acquisition of property, plant
      and equipment                          9,338           -           2,457                11,795        5,112

      The Company and subsidiaries makes loans in the financial market and transfer these amounts to related parties through Debt Assumption
      Operations with the aim of reducing loan costs. Through these operations, the loans obtained are transferred to related parties at the same rates originally charged plus a premium.

      According to a contract entered into between Splice do Brasil S.A. and the subsidiaries of Tele Centro Oeste Celular Participacoes S.A., Telems
      Celular S.A., Telemat Celular S.A., Teleron Celular S.A. and Teleacre
      Celular S.A., technical assistance services are payable to Splice do
      Brasil S.A. corresponding at 1% of the net operating income. For the year ended December 31, 2001 the amount of R$ 1,932 was charged to general and administrative expenses.

      All transactions with related parties were carried out in accordance with the Company's Articles of Incorporation and under normal market conditions.

17.   Net operating result

                                                                            Consolidated
                                                              -----------------------------------------
                                                                      2001                2000
                                                              -----------------------------------------
                                                                    121,486              188,556
                                          Subscription
      Use
         National                                                   491,894              304,494
         Displacement/additional per calls and others                38,268               34,826
      Use of network                                                526,846              324,402
      Additional services                                             7,647                9,164
      Resale of cellular equipment                                  235,010              188,290
                                                                    151,655               78,227
                                          Resale of cards
                                                                            327                -
                                          Internet services
                                                                            281               1,787
                                          Others
                                                              -----------------------------------------
      Gross operating income                                      1,573,414            1,129,746
      Taxes on gross income                                        (325,283)            (226,649)
                                                              -----------------------------------------
                                                              -----------------------------------------
      Net operating income                                        1,248,131              903,097
                                                              =========================================

18.   Operating costs and expenses

                                                                        Consolidated - 2001
                                             --------------------------------------------------------------------------
                                                 Costs of
                                                 services                               General and
                                              rendered/ cost                          administrative
                                             of products sold    Selling expenses        expenses           Total
                                             --------------------------------------------------------------------------
      Personnel                                        11,629              19,592             30,966       62,187
      Administration fees                                   -                   -              2,500        2,500
      Material                                          4,956               5,000              2,883       12,839
      Third party services                            121,016             113,251             47,653      281,920
      Rental/leasing/insurance                         37,669               4,074              4,533       46,276
      Depreciation and amortization                   118,035               3,222             16,661      137,918
      Taxes and contributions                          53,173                  62              1,196       54,431
      Allowance for doubtful accounts                       -              14,955                  -       14,955
      Net losses                                            -              33,346                  -       33,346
      Cost of products sold                           273,299                   -                  -      273,299
      Other materials                                     529                 292                704        1,525
                                             --------------------------------------------------------------------------
                                                      620,306             193,794            107,096      921,196
                                             ==========================================================================

                                                                          Consolidate - 2000
                                           ---------------------------------------------------------------------------------
                                              Costs of services                              General and         Total
                                              rendered/ cost of       Selling expenses      administrative
                                                products sold                                  expenses
                                           ---------------------------------------------------------------------------------
Personnel                                                10,910                 13,986              25,361           50,257
Administration fees                                           -                      -               1,788            1,788
Material                                                  2,948                  2,178               2,670            7,796
Third party services                                     89,770                 62,558              39,916          192,244
Rental/leasing/insurance                                 35,408                  3,364               2,345           41,117
Depreciation and amortization                           107,362                      -               4,251          111,613
Taxes and contributions                                  49,942                     12                 222           50,176
Allowance for doubtful accounts                               -                  (582)                   -            (582)
Net losses                                                    -                 45,886                   -           45,886
Cost of products sold                                   187,754                      -                   -          187,754
Other materials                                              61                    217                 467              745
                                           ---------------------------------------------------------------------------------
                                                        484,155                127,619              77,020             688,794
                                           =================================================================================

19.   Other operating income (expense)

                                                                  Company                        Consolidated
                                                     -------------------------------------------------------------------
                                                          2001            2000              2001           2000
                                                     -------------------------------------------------------------------
                 Taxes (except income taxes)              (6,719)         (7,711)           (13,822)       (11,696)
      Research and development                                  -               -              (436)          (736)
      Technical and administrative services                     -               -                436            743
      Donations and sponsorships                                -            (40)            (7,330)        (3,883)
      Recovered expenses                                      185               1                348            772
      Reversal of provisions                                    -               -                627            253
      Premium amortization                                      -           (372)                  -          (372)
      Penalties                                                 -               -             12,921          3,231
      Recovery of expenses with subsidiaries               29,298          22,404                  -              -
      Other operating income (expenses)                     (457)               3              2,743          3,402
                                                     -------------------------------------------------------------------
                                                           22,307          14,285            (4,513)        (8,286)
                                                     ===================================================================

20.   Financial result, net

                                                   Company                      Consolidated
                                        -----------------------------------------------------------------
                                             2001            2000          2001               2000
                                        -----------------------------------------------------------------
      Financial revenue                        29,846          21,743        134,703             84,244
      Financial expenses                     (99,701)        (65,363)      (178,174)          (108,443)
                                        -----------------------------------------------------------------
                                             (69,855)        (43,620)       (43,471)           (24,199)
                                        =================================================================

      Financial expenses include interest on shareholders' equity at December
      31, 2001 in the amounts of R$ 40,000 (R$ 19,245 in 2000) and R$ 45,297 (R$
      25,111 in 2000), under parent company and consolidated respectively.

      These amounts were reversed against shareholders' equity in accordance with Resolution No. 207/96 of the CVM (Brazilian Securities Commission).

21.   Nonoperating result

      Basically refers to amortization of deferred assets and the provision for maintenance of shareholders' equity completeness (premium computed at the merger of Coverage Participacoes S.A.).

22.   Income and social contribution taxes

                                                                 Company                  Consolidated
                                                       -------------------------------------------------------
                                                           2001          2000          2001          2000
                                                       -------------------------------------------------------
      Social contribution tax income (expenses)              (495)          1,832      (19,711)      (11,847)
      Income tax income (expenses)                         (1,391)          5,056      (54,222)      (29,800)
                                                       -------------------------------------------------------
                                                           (1,886)          6,888      (73,933)      (41,647)
                                                       =======================================================
      Income before deductions                             170,669        103,711       257,301       163,151
      Employees' income participation                        (679)          (525)       (2,346)       (1,964)
                                                       -------------------------------------------------------
      Calculation base                                     169,990        103,186       254,955       161,187
                                                       -------------------------------------------------------
      Social contribution tax                             (15,299)        (9,287)      (22,946)      (14,808)
      Social contribution tax on permanent additions       (7,286)        (6,515)         (666)       (6,717)
      Social contribution tax on permanent exclusions       22,083         17,577         3,859         9,504
      Others                                                     7             57            42           174
                                                       -------------------------------------------------------
      Social contribution tax                                (495)          1,832      (19,711)      (11,847)
                                                       =======================================================
      Income tax                                          (42,498)       (25,797)      (63,739)      (40,297)
      Income tax on permanent additions                   (20,380)       (18,098)       (2,035)      (18,661)
      Income tax on permanent exclusions                    61,342         48,823        10,685        27,700
      Tax incentives/others                                    145            128           867         1,458
                                                       -------------------------------------------------------
      Income tax                                           (1,391)          5,056      (54,222)      (29,800)
                                                       =======================================================
      Effective rate  (income and social contribution           1%             7%           29%           26%
      taxes)

      In 2001 and 2000, tax expenses were calculated based on the current rate of 34% (25% for income tax and 9% for social contribution tax), except in the month of January 2000 when the applicable rate for social contribution tax was 12%.

23.   Pension plan

      Tele Centro Oeste Celular Participacoes S.A., together with other companies of the former Telebras System, make payments towards private pension plans and of medical assistance for retired employees, controlled by Sistel Social Security Foundation - SISTEL. Up until December 1999, all sponsors of the plans controlled by SISTEL showed solidarity towards the
      Benefits Plan existing at that time. On December 28, 1999, the sponsors of the plans controlled by SISTEL negotiated conditions for the creation of individual pension plans per sponsor (PBS-TCO), maintaining the solidarity only for the participants already assisted by the plan and under such conditions at January 31, 2000 (PBS-A), resulting in a restructuring proposal on the Sistel Statute and Regulation which was approved by the
      Complementary Pension Department on January 13, 2000.

      Due to the discontinuation of the solidarity concept occurred in 1999,
      Tele Centro Oeste Celular Participacoes S.A. individually sponsors a
      Defined Benefits Retirement Plan PBS-TCO, which covers approximately 1% of the employees working for this Company. Apart from the supplementation benefit, the Company is participant of a multi-sponsored plan of medical assistance for retired employees and dependents at a shared cost (PAMA).
      The contributions towards plan PBS-TCO are determined based on actuarial studies prepared by independent actuaries in accordance with current norms established in Brazil. The cost determination regime is based on capitalization and the contribution due by the sponsor is 13.5% on payroll covering the employees who are participating in the plan, from which 12%
      is allocated to the costing for plan PBS-TCO and 1.5% for plan PAMA.

      For the other 99% of employees from Tele Centro Oeste Celular
      Participacoes S.A., there is an individual defined contribution plan -
      Benefits Plan TCOPREV, instituted by Sistel in August 2000. The Plan
      TCOPREV is supported by contributions made by participants (employees) and by the sponsor which are credited to individual accounts on behalf of the participants. Tele Centro Oeste Celular Participacoes S.A. is responsible for the costs relating to all administrative and maintenance expenses of the plan, including death and invalidity risks. The employees taking part of the Defined Benefits Plan (PBS-TCO) were given the option to joint plan
      TCOPREV, which was also offered to the employees not taking part of plan
      PBS-TCO, as well as to all newly hired employees. The Company's contributions towards plan TCOPREV are equal to those made by the participants, up to 8% of the participation salary, according to the percentage chosen by the participant.

      We present below the consolidated position of the provision for the defined benefits pension plan and medical assistance for retired employees at December 31, 2001, as well as other information required by the CVM
      Instruction No. 371, of December 13, 2000 on such plans.

      PBS - TCO

      Reconciliation of assets and liabilities at December 31, 2001

                                                                           Company        Consolidated
                                                                       ---------------  ---------------
      1.  Present value of actuarial obligations with cover                    501            3,184
      2.  Present value of actuarial obligations without cover                   -                -
                                                                       ---------------  ---------------
      3.  Present value of actuarial obligations                               501            3,184
      4.  Fair market value of the plan assets                                 762            4,685
                                                                       ---------------  ---------------
      5.  Present value of obligations exceeding the fair market              (261)          (1,501)
          value of assets  (3 - 4)
      6.  Net actuarial liabilities / (assets)
                                                                       ---------------  ---------------
           a)   Net actuarial liabilities / (assets)                          (261)          (1,501)
           b)   Actuarial liabilities / (assets) already provided for            -                -
                                                                       ---------------  ---------------
           c)   Additional actuarial liabilities / (assets) (a - b)           (261)          (1,501)
                                                                       ===============  ===============

      TCO PREV

      Reconciliation of assets and liabilities at December 31, 2001

                                                                          Company      Consolidated
                                                                      --------------  -------------
      1.  Present value of actuarial obligations with cover                 5,993         33,373
      2.  Present value of actuarial obligations without cover                  -              -
                                                                      --------------  -------------
      3.  Present value of actuarial obligations                            5,993         33,373
      4.  Fair market value of the plan assets                              5,311         29,564
                                                                      --------------  -------------
      5.  Present value of obligations exceeding the fair market              682          3,809
          value of assets  (3 - 4)
      6.  Net actuarial liabilities / (assets)
                                                                      --------------  -------------
          a)  Net actuarial liabilities / (assets)                            682          3,809
          b)  Actuarial liabilities / (assets) already provided for             -              -
                                                                      --------------  -------------
          c)  Additional actuarial liabilities / (assets) (a - b)             682          3,809
                                                                      ==============  =============

      Expenses to be recorded in 2002

                                                                    Company      Consolidated
                                                                  ------------  --------------
      1. Cost of current services (with interest)                     1,034         4,173
      2. Expected contributions from participants for 2002                -             -
      3. Interest on actuarial obligations                              528         2,996
      4. Expected income from assets                                    591         3,345
      5. Amortization costs
         a)  Actuarial (gains) or losses not recorded                     -             -
         b)  Cost of past services not recorded                           -             -
         c)  Increase in unrecorded liabilities                           -             -
         d)  Total (a+b+c)                                                -             -
                                                                  ------------  --------------
      6. Total expenses recorded  (1-2+3-4+5d)                          971         3,824
                                                                  ============  ==============

      Actuarial assumptions adopted in the calculations:

      Discount rate for the actuarial obligation:   11.30% p.a.  ( 6.0% real e 5.0% inflation)
      Expected interest rates on the plan assets:   14.45% p.a.  ( 9.0% real e 5.0% inflation)
      Estimated salary increase index:              8.15% p.a.   ( 3.0% real e 5.0% inflation)
      Estimated benefit increase index:             5.00% p.a.   ( 0.0% real e 5.0% inflation)
      Biometrics table for general death rate:      UP84 with 1 year aggravation
      Biometrics table for disability:              Disability table
      Expected rotation rate:                       0.15 / (Service Period + 1)
      Possibility of retirement:                    100% at the first eligibility to a benefit
                                                    from the Plan

      The Company and subsidiaries have not recognize the adjustments resulting from the application of the CVM Resolution No. 371 in the financial statements as of December 31, 2001.

      During 2001, the Company made contributions to the plans PBS-TCO and TCO
      Prev in the amount of R$ 552 (R$ 243 in 2000) and R$ 2,561 for the consolidated (R$ 2,087 in 2000).

24.   Shareholder' equity

      a) Capital

      The authorized capital at December 31, 2001 and 2000 corresponds to
      700,000,000,000 shares. The subscribed and paid-in capital at December 31,
      2001 corresponds to R$ 505,000 (R$ 303,000 in 2000), represented by
      366,463,335,000 shares (364,399,028,000 shares in 2000) with no par value, distributed as follows (in thousands of shares):

                                                          2001           2000
                                                    -----------------------------
      Common shares                                   126,433,338    124,369,031
      Preferred shares                                240,029,997    240,029,997
                                                    -----------------------------
                                                      366,463,335    364,399,028
                                                    =============================
      Book value per lot of thousand share (em R$)       2,756551       2,459935

      The preferred shares of Tele Centro Oeste Celular Participacoes S. are nonvoting and have priority of reimbursement and payment of noncumulative minimum dividends.

      The partial spin-off of the Company was approved by the Extraordinary
      Shareholders' Meeting held at Tele Centro Oeste Celular Participacoes S.A.
      on October 30, 2000, and confirmed by the Board of Directors, reducing its subscribed capital from R$ 303,100 to R$ 303,000 and increasing the capital in its subsidiaries (except Norte Brasil Telecom S.A.) by the amount of R$ 5 (five reais) each and the remaining amount was used for capital reserve purposes.

      a) Capital--Continued

      At a meeting held on June 22, 2001, the Board of Directors of Tele Centro
      Oeste Celular Participacoes S.A. decided on the acquisition, at market value, of up to 28,150,000,000 shares issued by the Company as follows:
      4,750,000,000 common shares and 23,400,000,000 preferred shares representing up to 10% of outstanding common shares and up to 10% of outstanding preferred shares, for cancellation or maintenance in treasury and subsequent disposal, without reducing the capital.

      On August 27, 2001, the Extraordinary Shareholders Meeting approved the
      Company's capital increase from R$ 319,618 to R$ 505,000 through capitalization of retained earnings in the amount of R$ 185,382, without the issuance of new shares.

      b) Special premium reserve

      This reserve was constituted as a result of the Company's partial spin-off and refers to the premium paid for the acquisition of BID S.A.
      (subsequently recorded at Coverage Participacoes S.A., a company merged by
      Tele Centro Oeste Celular Participacoes S.A.). This operation was recorded in a specific permanent assets account against the capital reserve account recorded in shareholders' equity. This reserve is reduced by the provision for maintaining shareholders' equity completeness.

      c) Income reserves

      Legal reserve

      Constituted in accordance with the corporate legislation based on the appropriation of 5% of the net income, observing the limit of 20% of the paid-in capital or 30% of the capital plus capital reserves. After these figures are met, the appropriations to this legal reserve are no longer required. The legal reserve may only be used for capital increase purposes or absorption of losses.

      Unearned income reserve

      At December 31, 2001, the Company did not constituted unearned income reserves as the compulsory dividends portion did not exceed the realized income, considering that the constitution of this reserve has the objective of delaying the payment of minimum compulsory dividends to the year in which the unearned income, deriving from the investment adjustments valued by the equity pickup method, are financially realized.

      d) Dividends/interest on shareholders' equity

                                                          2001        2000
                                                       -------------------------
      Net income for the year                              208,104     129,319
      (+) Reversal of unearned income reserve               97,675     105,147
      (-) Unearned income reserve                                -    (97,675)
      (-) Legal reserve                                   (10,405)     (6,466)
                                                       -------------------------
      (=) Net income for the year, adjusted                295,374     130,325
      Minimum compulsory dividends (25%)                    73,844      32,581
       Common shares                                        25,477      11,120
       Preferred shares                                     48,367      21,461
      Dividends value per lot of thousand shares - R$        0.202       0.089

      As determined by management, in 2001 interest on shareholder' equity was credited to shareholders in the amount of R$ 40,000 (R$ 0.109353 per lot of thousand shares) with retention of 15% withholding tax, resulting in R$
      34,000 (R$ 0.092950 per lot of thousand shares). It was proposed at the
      Shareholders Meeting that the referred interest, net of income tax, be compensated in the same amount as that of minimum compulsory dividends, as follows:

                                                  2001           2000
                                            -------------------------------
      Common shares                               13,775          6,569
      Preferred shares                            26,225         12,676
      Withholding tax                             (6,000)        (2,887)
                                            -------------------------------
                                                  34,000         16,358
                                            ===============================

d)    Dividends/interest on shareholders' equity -Continued

      Additionally, dividends were proposed in the amount of R$ 40,500 at
      December 31, 2001 (R$ 18,642 in 2000), distributed as follows:

                                                2001           2000
                                           -------------------------------
      Common shares                              13,932          6,363
      Preferred shares                           26,568         12,279
                                           -------------------------------
                                                 40,500         18,642
                                           ===============================

      The treasury stocks are not included in the calculations of dividends and interest on shareholders' equity.

      e) Treasury stock

      At December 31, 2001, the treasury stocks amount to 336,900,000 preferred shares and 747,178,000 common shares.

      The market value of these shares at year-end was R$ 7.93 per lot of thousand shares for common shares and R$ 5.33 per lot of thousand shares for preferred shares, according to the quotation on December 28, 2001.

      Preferred shares were acquired at the minimum cost per lot of thousand shares of R$ 4.38 and maximum of R$ 5.86.

      Common shares were acquired at a cost ranging from R$ 4.24 to R$ 8.50.

      f) Retained earnings

      The remaining balance of retained earnings, adjusted in accordance with
      Article 202 of Law No. 6,404/76, in the amount of R$ 383,609 at December
      31, 2001 (R$ 355,633 in 2000), will be used for future investments according to the capital budget to be presented at the General
      Shareholders Meeting.

25.   Financial instruments

      Considering the terms of Normative Instruction of CVM No. 235/95, Tele
      Centro Oeste Celular Participacoes S.A. and subsidiaries performed an evaluation of the book value of their assets and liabilities in relation to market value based on available information and appropriate evaluation methodologies. However, the interpretation of market information as well as of the selection of evaluation methods require considerable judgment and reasonable estimates in order to conclude on the most adequate realization value. Consequently, the estimates presented do not necessarily indicate the amounts that could be realized in the current market. The application of different market hypothesis and /or estimate could have a material effect on the estimated realization values.

      The Company's investments are recorded by the equity pickup method. These investments comprise subsidiaries of strategic interest to the Company.
      Therefore, market value considerations are not applicable. The accounts receivable and accounts payable recorded in current assets and liabilities approximate market value due to their short-term maturity.

      The main market risk factors affecting the Company's business comprise the following:

      a) Exchange rate risk

      This risk relates to the possibility of the Company computing losses derived from foreign exchange rate fluctuations, increasing the debt balance of foreign currency loans obtained in the market and the financial expenses balance. In order to reduce this type of risk, the Company enters into hedge contracts (swaps of CDI) with financial institutions.

      At December 31, 2001, part of the Company's financial debts was in U.S.
      dollar and 87% of the foreign currency debts were covered by hedge operations which were carried out for purposes of partially covering the future maturity of debts in U.S. dollars, indexed by fixed or variable interest rates. The gains or losses from these operations are recorded in the statement of operations.

      The Company's net exposure to the foreign exchange rate risk, at book and market value, at December 31, 2001 corresponds to the following:

                                                           Value
                                             ---------------------------------
      Loans in U.S. dollars                        307,682            311,857
      Hedge                                        261,596            266,603
                                             --------------      -------------
      Net exposure                                  46,086             45,254
                                             ==============      =============

      The valuation method used for calculating the market value of loans, financing and swap contracts was based on discounted cash flow, considering the expectations of liquidation or realization of liabilities and assets at market rates in effect at the balance sheet date.

      b) Interest rates risk

      The risk relates to the possibility of the Company computing losses resulting from interest rate fluctuations, increasing the debt balances of loans obtained in the market and the financial expenses. The Company has not entered into hedge contracts against this risk. However, the Company constantly monitors the market interest rates in order to assess the need for contracting derivatives and obtain protection against the risk of interest rates volatility.

      At December 31, 2001, the Company presents the amount of R$ 209,302 in loans and financing in national currency obtained at various fluctuating rates (as explained in Note 14) as well as short-term investments in the amount of R$ 280,730 and investments in marketable securities of R$
      362,310 based on the CDI variation.

      At December 31, 2001, the Company presents R$ 61,706 in loans and financing in foreign currency at variable interest rates (Libor renegotiated on a semiannual basis) and hedge contracts for these operations amounting to R$ 27,374 at fixed interest rates plus the exchange variation.

      Another risk to which Tele Centro Oeste Celular Participacoes S.A. and subsidiaries are exposed is the noncorrelation between the monetary correction indices on their debts and on accounts receivable. The telephone charge readjustments do not necessarily correspond to the local interest rates rise affecting the Company's debts.

      c) Operating credit risk

      The risk relates to the possibility of the Company computing losses derived from difficulties in collecting the amounts billed to customers, represented by cellular equipment dealers and distributors of prepaid telephone cards. In order to reduce this type of risk, the Company performs credit analyses supporting the risk management over collection problems and monitors the accounts receivable from subscribers, blocking the calling capacity in case customers fail to pay their debts. With respect to shops and distributors, the Company maintains individual credit limits based on the analysis of sales potential, risk history and collection problem risks.

      Credit risk linked to rendering of services

      The credit risk in relation to accounts receivable from cellular telephone services is diversified.

      Credit risk linked to the sale of equipment

      The Company's policy for selling equipment and distributing prepaid telephone cards is closely related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of receivables portfolio, the monitoring of loan terms, position and request limits established for dealers, obtaining guarantees are procedures adopted by the Company in order to minimize possible collection problems with its trading partners.

      d) Financial credit risk

      The risk relates to the possibility of the Company computing losses derived from difficulties in the realization of short-term investments and hedge contracts. The Company and subsidiaries minimize the risks associated with these financial instruments by investing with good rating financial institutions.

26.   Insurance (unaudited)

      Tele Centro Oeste Celular Participacoes S.A. and subsidiaries have a policy for assessing possible risks to their operations. Accordingly, at
      December 31, 2001 the Companies present insurance contracts to cover operating risks, civil responsibility, theft of assets, health, life, etc.
      Management understands that the existing insurance premiums are sufficient to cover possible casualties.

27.   Corporate restructuring

      The Board of Directors of Tele Centro Oeste Celular Participacoes S.A., at
      a meeting held on December 18, 2001, authorized the management of Tele
      Centro Oeste Celular Participacoes S.A. to initiate discussions with the subsidiary Telebrasilia Celular S.A. regarding the corporate restructuring for the Company and subsidiaries, considering a corporate restructuring through the merger of Telebrasilia Celular S.A. into Tele Centro Oeste
      Celular Participacoes S.A., so that the existing administrative and trading synergy would be used, concentrating the liquidation of the shares from the publicly traded companies in one company only, thus reducing the capital cost. The terms and conditions of this restructuring should be negotiated by the management of both companies with the Company's intention to determine the respective replacement based on shareholders'
      equity at market value, offering preferred shares only, even to common shareholders. Please note that the referred merger is subject to approval by ANATEL - National Agency of Telecommunications, and that the shareholders of Telebrasilia that not agreeing with the merger will have right to withdrawal.

--------------------------------------------------------------------------------

This release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends,"
"plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Tele Centro Oeste Cellular Holding Company

Date: March 27, 2002              By: /s/ Mario Cesar Pereira de Araujo
                                      -------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President